Filed by First Midwest Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Midwest Bancorp, Inc.

(Commission File No. 0-10967)

Set forth below are slides used in a presentation to Great Lakes Bank employees on July 8, 2014 in connection with the proposed merger between First Midwest Bancorp, Inc. and Great Lakes Financial Resources, Inc.

July 8, 2014

AGENDA •Introduction to First Midwest •Benefits of Combining Forces •Future Communications •Impact on You •Q & A

INTRODUCTION TO FIRST MIDWEST • Mark Sander – President • Victor Carapella - EVP, Commercial Banking • Robert Diedrich - EVP, Wealth Management • Sharon Fisch-Reichler – SVP, Manager Employee Relations •Caryn Guinta - EVP, Employee Resources •Thomas Prame - EVP, Retail Banking •Jan Viano – SVP, Channel Sales and Retail Administration

INTRODUCTION TO FIRST MIDWEST Where We Operate 70 Plus Years Of Community Banking 30 Years as a Public Company - NASDAQ - FMBI Recognized Nationally and Regionally Headquartered in Suburban Chicago •#12 Deposit Market Share 1 Full Retail And Commercial Platform •240,000 Retail Relationships •26,000 Commercial Relationships •Approximately 90 Locations •3 Operations Centers

INTRODUCTION TO FIRST MIDWEST Our Vision, Mission and Values Serving Our Clients with Integrity, Personal Responsibility and a Passion for Success Vision Mission Values Make Us Who We Are Being Our Clients’ Most Trusted Financial Partner Helping Our Clients Achieve Financial Success 5

INTRODUCTION TO FIRST MIDWEST A Premier Community Bank • $8.3 Billion Assets • $6.8 Billion Deposits • $5.7 Billion Loans • $7.0 Billion Trust Assets

INTRODUCTION TO FIRST MIDWEST Executive Leadership – FMBI Mike Scudder President and Chief Executive Officer Mark Sander SEVP Chief Operating Officer Caryn Guinta EVP Employee Resources Paul Clemens EVP Chief Financial Officer Nick Chulos EVP General Counsel Kevin Moffitt EVP Chief Risk Officer

INTRODUCTION TO FIRST MIDWEST Executive Leadership - Bank Mark Sander President Victor Carapella EVP Commercial Banking Thomas Prame EVP Retail Banking Robert Diedrich EVP, Wealth Management Kent Belasco EVP, Chief Information Officer Michael Spitler EVP , Chief Credit Officer

INTRODUCTION TO FIRST MIDWEST Our Advantage, Our Colleagues ENHANCE ENGAGEMENT DEVELOP COLLEAGUES RECOGNIZE & REWARD CELEBRATING SUCCESS Increased Colleague Engagement

BENEFITS OF COMBINING FORCES Cultural Fit “We look forward to welcoming Great Lakes’ customers and employees to First Midwest and to building on the long standing relationships Great Lakes has developed over the more than 100 years that it has provided financial services to its communities. This acquisition significantly expands our presence in the south suburbs and strengthens our 70 year commitment to helping our clients and communities achieve financial success.” – Michael L. Scudder, First Midwest Bank Chairman and CEO

BENEFITS OF COMBINING FORCES Building Stronger Distribution

BENEFITS OF COMBINING FORCES Stronger Together • Cultural Fit – Communities – Long Term Relationships – People • Strong Team and Solid Reputation • Value of Core Deposit Franchise - Quality of Deposits Speaks to Quality of Team • Cross Sale Opportunities to Meet Client Needs

FUTURE COMMUNICATIONS • Colleague Meetings • Change Management – Helping you with change • Onsite Branch Visits • Training Meetings • “Maximizing Our Momentum” Newsletter

IMPACT ON YOU How Will I Be Impacted? •Goal: –Business Continuity –Positioned for Growth •Current Position through Closing •Current Positions will be Mapped to FMB Positions •Preferred Priority for Future Opportunities –Transition •Decisions by End of September

IMPACT ON YOU How Will My Benefits Be Impacted? •No Changes To Your Current Medical, Dental and Vision Benefits through the end of the year (2014) •2015 Open Enrollment – 30 Days After the Effective Date of the Close – Blue Cross Blue Shield PPO & HAS –Dental, Vision & Supplemental Life Insurance •Time Off, Vacation and Holidays •401k Retirement Plan •Credit for Years of Service for Plan Eligibility •Comparable and Quality Benefit Packages

IMPACT ON YOU How will my Retirement Account be Impacted? ESOP • At the closing of the Merger, currently $375 per share of Great Lakes common stock held by the ESOP – $375 per share is based on the 20-day average of First Midwest stock price through June 20, 2014 – Price per Great Lakes share is subject to adjustments in the Merger Agreement, including First Midwest stock price prior to closing – Price per share is payable approximately 70% in First Midwest stock and 30% cash 401k • Rollover into FMB 401k or • Individual IRA

IMPACT ON YOU In Closing • Remain committed to delivering the quality service your customers have grown accustom to throughout the years • Remain engaged in working through a seamless transition as a team • Q & A

Brand Anthem

Forward-Looking Statements This presentation may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of First Midwest and Great Lakes. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward- looking statements. Factors that may cause such a difference include, but are not limited to, expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated with First Midwest’s and Great Lakes’ respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which First Midwest and Great Lakes operate or anticipate doing business, are less favorable than expected; customer and employee reactions to the proposed transaction; new regulatory or legal requirements or obligations; and other risks and important factors that could affect First Midwest’s future results identified in First Midwest’s Annual Report on Form 10-K for the year ended December 31, 2013 and other reports filed with the Securities and Exchange Commission (“SEC”). Forward-looking statements are made only as of the date of this presentation, and First Midwest undertakes no obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof.

Additional Information This presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. First Midwest will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Great Lakes, which also will constitute a prospectus of First Midwest, that will be sent to the stockholders of Great Lakes. Stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Midwest, Great Lakes and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Midwest can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Midwest’s website at www.firstmidwest.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Midwest upon written request to First Midwest Bancorp, Inc., Attn: Corporate Secretary, One Pierce Place, Suite 1500, Itasca, Illinois 60143 or by calling (630) 875-7463, or from Great Lakes upon written request to Great Lakes Financial Resources, Inc., Attn: Thomas S. Agler, President, 4600 West Lincoln Highway, Matteson, Illinois 60443 or by calling (708) 283-5800. Participants in this Transaction First Midwest, Great Lakes and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Great Lakes stockholders in connection with proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement and prospectus regarding the proposed transaction when it becomes available. Additional information about First Midwest and its directors and officers may be found in the definitive proxy statement of First Midwest relating to its 2014 Annual Meeting of Stockholders filed with the SEC on April 17, 2014. This definitive proxy statement can be obtained free of charge from the SEC’s website at www.sec.gov.

Thank you Questions